Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Ultimus Fund Distributors, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

VIA EDGAR

September 14, 2022

Securities and Exchange Commission

Filing Desk

100 F Street, N.E.

Washington, DC 20549

RE:	Request for Acceleration of Ultimus Managers Trust (the “Trust”) (File Nos File Nos. 333-180308 and 811-22680) on behalf of its series Lyrical U.S. Value Equity Fund and Lyrical International Value Equity Fund’s (the “Funds”) Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”) and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “Investment Company Act”); and (3) Regulation S-T, please find Post-Effective Amendment No. 225 to the Trust’s Registration Statement of on Form N-1A (“Amendment”).

The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Funds.

Pursuant to Rule 461 under the Securities Act, the Trust and Ultimus Fund Distributors, LLC, the Funds’ principal underwriter, respectfully request that the effective date of the Amendment be accelerated to September 16, 2022, or as soon thereafter as reasonably practicable.

The Trust and the Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act.

The Trust and Ultimus Fund Distributors, LLC acknowledge that should the Commission (or its staff, acting pursuant to delegated authority) declare the filing effective, such action (i) does not foreclose the Commission from taking any action with respect to the filing; (ii) does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) may not be asserted as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is respectively requested that any questions you may have with the foregoing be directed to Khimmara Greer at (513) 326-3557 or kgreer@ultimusfundsolutions.com, and that Ms. Greer be notified of such effectiveness by a telephone call and confirmed in writing.

Sincerely,

ULTIMUS MANAGERS TRUST	ULTIMUS FUND DISTRIBUTORS, LLC
By: /s/ Todd E. Heim	By: /s/ Kevin Guerette
Name: Todd E. Heim	Name: Kevin Guerette
Title: President	Title: President